UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

The RealReal, Inc.

(Name of Issuer)

Common stock, par value $0.00001

(Title of Class of Securities)

88339P101

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

6810 Lyons Technology Circle, Suite 160

Coconut Creek, Florida 33073

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339P101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,540,306
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,540,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,540,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

IA, PN

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CUSIP No. 88339P101

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,368,860
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,368,860
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,368,860
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 88339P101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,201,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,201,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,201,462
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 88339P101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		144,098
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,201,462
PERSON WITH	9	SOLE DISPOSITIVE POWER

144,098
	10	SHARED DISPOSITIVE POWER

7,201,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,345,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 88339P101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, par value $0.00001 (the “Shares”), of The RealReal, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 55 Francisco Street, Suite 150, San Francisco, California 94133.

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) Philotimo Fund, LP, a Delaware limited partnership (“Philotimo”), with respect to the Shares directly and beneficially owned by it;

(ii) Philotimo Focused Growth and Income Fund, a series of World Funds Trust, a Delaware statutory trust (“PHLOX”), with respect to the Shares directly and beneficially owned by it;

(iii) Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”), as the general partner of Philotimo, the investment manager of PHLOX and certain separately managed accounts (the “Managed Accounts”); and

(iv) David L. Kanen, as the managing member of KWM.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of Philotimo, PHLOX, KWM and Mr. Kanen is 6810 Lyons Technology Circle, Suite 160, Coconut Creek, Florida 33073.

(c) The principal business of each of KWM, Philotimo and PHLOX is investing in securities. The principal occupation of Mr. Kanen is serving as the managing member of KWM.

(d) No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kanen is a citizen of the United States of America.

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CUSIP No. 88339P101

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,540,306 Shares beneficially owned by Philotimo is approximately $10,833,885, including brokerage commissions. The aggregate purchase price of the 2,368,860 Shares beneficially owned by PHLOX is approximately $7,379,001, including brokerage commissions. The aggregate purchase price of the 1,292,296 Shares held in the Managed Accounts is approximately $3,565,558, including brokerage commissions. The aggregate purchase price of the 144,098 Shares beneficially owned by Mr. Kanen is approximately $367,371, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as noted in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 108,498,205 Shares outstanding as of August 1, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (SEC) on August 6, 2024.

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CUSIP No. 88339P101

A.	Philotimo
(a)	As of the close of business on October 31, 2024, Philotimo beneficially owned 3,540,306 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,540,306
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,540,306
(c)	The transactions in the Shares by Philotimo during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on October 31, 2024, PHLOX beneficially owned 2,368,860 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,368,860
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,368,860
(c)	The transactions in the Shares by PHLOX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on October 31, 2024, KWM beneficially owned 7,201,462 Shares, consisting of (i) the 3,540,306 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 2,368,860 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 1,292,296 Shares held in the Managed Accounts.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,201,462
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,201,462
(c)	The transactions in the Shares by KWM during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Kanen
(a)	As of the close of business on October 31, 2024, Mr. Kanen may be deemed to beneficially own 7,345,560 Shares, consisting of (i) 144,098 Shares owned directly by Mr. Kanen and (ii) the 7,201,462 Shares beneficially owned by KWM, which Mr. Kanen may be deemed to beneficially own as the managing member of KWM.

Percentage: Approximately 6.8%

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CUSIP No. 88339P101

(b)	1. Sole power to vote or direct vote: 144,098
2. Shared power to vote or direct vote: 7,201,462
3. Sole power to dispose or direct the disposition: 144,098
4. Shared power to dispose or direct the disposition: 7,201,462
(c)	Mr. Kanen has not entered into transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to the Managed Accounts, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Accounts.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 1, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement, dated November 1, 2024.

9

CUSIP No. 88339P101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2024

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

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CUSIP No. 88339P101

SCHEDULE A

Transactions in the Securities of the Issuer in the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Purchase of Common Stock	340,304	2.32	9/09/2024

KANEN WEALTH MANAGEMENT, LLC (through the Managed Accounts)

Purchase of Common Stock	4,000	2.37	9/04/2024
Purchase of Common Stock	350,000	2.30	9/06/2024
Purchase of Common Stock	124,508	2.56[1]	9/13/2024
Purchase of Common Stock	5,000	2.78	9/16/2024
Sale of Common Stock	(1,591)	3.21	10/04/2024
Sale of Common Stock	(225)	3.43[2]	10/09/2024
Purchase of Common Stock	10,000	2.89	10/31/2024

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Purchase of Common Stock	68,027	2.29	10/12/2023

1 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $2.52 to $2.58 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.

2 The reported price represents a weighted average sale price. The range of prices at which common stock was sold was $3.42 to $3.43 per share. The Reporting Person undertakes to provide to the Staff, the Issuer or a security holder full information regarding the number of shares sold at each separate price.